

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

July 12, 2010

Via U.S. Mail and Facsimile

Frank Perez
Chief Financial Officer
Tennessee Commerce Bancorp, Inc.
381 Mallory Station Road, Suite 207
Franklin, TN 37067

> **Re:** **Tennessee Commerce Bancorp, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 30, 2010**
> **File No. 333-167114**

Dear Mr. Perez:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed June 30, 2010

Recent Developments, page 3

Asset Quality, page 3

1. We note your response to comment 5 in our letter dated June 22, 2010. Please also disclose the aggregate principal amount of the three loans to which you attribute the additional increase in nonperforming assets.

Risk Factors, page 11

General

2. We note that directors and executive officers as a group are beneficial owners of approximately 19.1% of the company's common stock. We also note that the total number of shares reserved for directors, officers, employees and related persons will be no more than 5% of the total number of shares proposed to be sold in the offering. Please add a risk factor noting, if true, that directors and executive officers of the company do not intend to maintain their current percent of class ownership through additional purchases in the offering.

Underwriting, page 39

Directed Share Program, page 39

3. We note your response to comment 1 in our letter dated June 22, 2010. Please provide us with any materials that have been sent or will be sent to potential purchasers in the directed share program. Also, please tell us when these materials were first sent, or will be sent, to potential purchasers. Please also explain to us the procedures to be followed in making the directed share offering.

4. Please refer to comment 6 in our letter dated June 22, 2010. In your response, you indicate that only four of your officers, including the Chief Executive Officer and Chief Financial Officer, are executive officers, as defined in Rule 3b-7 under the Securities Exchange Act of 1934, as amended, because only those four officers had "policymaking authority." However, the rule does not require that a company's president, or a vice president in charge of a principal business unit, division or function, also have policymaking functions. Therefore, we reissue the comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney

cc: E. Marlee Mitchell
       J. Ammon Smartt
          Waller Lansden Dortch & Davis, LLP